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                                                                 EXHIBIT 2.1


FOR IMMEDIATE RELEASE

Company Press Release
Source: PacificNet.com, Inc.

        PACIFICNET.COM COMPLETES DISPOSITION OF CREATIVE MASTER BUSINESS
         COMPANY WILL FOCUS EXCLUSIVELY ON E-COMMERCE SOLUTIONS BUSINESS


HONG KONG - OCTOBER 4, 2000 - PacificNet.com, Inc. (the "Company" or "PacificNet") (Nasdaq: PACT), a leading provider of e-commerce solutions to Asian businesses, today announced that it has completed the sale of its Creative Master manufacturing business pursuant to a Share Sale And Purchase Agreement with a group led by the existing management of the Creative Master business. The Creative Master business unit was acquired as part of a reverse-merger transaction that was completed on July 27, 2000. As consideration for this business, the management group returned 895,765 shares of PacificNet common stock. These shares, presently held as treasury stock, represent a 10.14% reduction in the total number of shares outstanding. Moreover, the management group also assumed all liabilities and obligations relating to the Creative Master business.

Tony Tong, Chief Executive Officer of PacificNet.com, stated, "The Creative Master business sale will allow us to focus on our E-Commerce Solutions Business and our recently released MarketDev and Pro versions of our eMerchant2000 product line. The introduction of these products further enhances our product and services positioning in Asia. B2B and B2C companies in Asia continue to recognize that solutions like eMerchant2000 are required to compete in the global e-commerce market.


About PacificNet.com

PacificNet.com is a leading Asian e-business consulting company that develops and implements full-service B2B and B2C e-Commerce solutions. PacificNet.com solutions encompass consultation, implementation, integration and training services. PacificNet.com has developed a suite of proprietary e-Commerce software applications (eMerchant2000TM) that have been localized for use throughout Asia. PacificNet.com is headquartered in Hong Kong SAR, with offices in the United States, Malaysia and China.

For more information, see www.PacificNet.com


About eMerchant2000TM

EMERCHANT2000(TM) is a series of comprehensive, end-to-end e-commerce business software application, including front-end customer applications and back-end services such as order processing and transaction payment processing. The EMERCHANT2000TM offerings are specifically tailored to meet the varying needs of companies in both the B2B (EMERCHANT2000TM ENTERPRISE VERSION) and B2C markets (EMERCHANT2000TM MARKETDEV AND PRO VERSION). EMERCHANT2000(TM) delivers a comprehensive e-Commerce solutIOn characterized by powerful functionality, ease of deployment, speed to market and long-term flexibility. In addition to English, EMERCHANT2000TM has been localized in Traditional and Simplified Chinese to accommodate the growing Asian


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market.


For more information about eMerchant2000, see www.eMerchant2000.com

This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Factors that could cause or contribute to such differences are described in the Company's 8-K filing dated August 11, 2000 with the Securities and Exchange Commission.

CONTACT:

MR. CHARLES MUELLER
U.S. CORPORATE HEADQUARTERS
PacificNet.com, Inc.
7808 Creekridge Circle, Suite 101
Bloomington, Minnesota 55439
Tel:  952-983-5808 (ir@pacificnet.com)

MS. GRACE HUNG
BURSON-MARSTELLER
35th Floor
248 Queen's Road East
Wanchai, Hong Kong
Tel:  852-2963-6754  (grace_hung@bm.com)



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